

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2020

Thomas Mohnen
Chief Executive Officer
Pipergy Inc.
2096 Skull Creek Road
Four Corners, WY 82715

> **Re: Pipergy Inc.**
> **Registration Statement on Form S-1**
> **Filed August 4, 2020**
> **File No. 333-240364**

Dear Mr. Mohnen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 4, 2020

Prospectus Summary
The Company, page 6

1. Please revise your prospectus summary to briefly disclose the development stage of your business and the status of your current operations to date.

Use of Proceeds, page 17

2. We note your disclosure(s), at pages 7 and 8, of intended use of proceeds to include the acquisition of "the building in Newcastle, WY" (also referred to, at page 17, as the "Newcastle Building Acquisition"). Please revise to clarify the nature of this anticipated acquisition. With respect to the described "reserve funds," please revise to delineate the differences as between each.

Status of Service, page 21

3. Given your development stage status and limited operations and assets, please revise to substantiate the basis for your expectation that you will start generating revenue by April 2021. We note your plan of operations disclosure at page 25 that you estimate 10 months to develop your infrastructure.

Notes Payable – Related Party, page 31

4. We note your disclosure that "Mr. Mohnen sold 27,000 restricted common shares of the Company held by him for $25,000 and loaned the proceeds to the Company;" and that "[t]he formal notes [sic] payable carries an annual interest rate of 9% and matures on June 20, 2021." Please file the debt instrument relating to this note payable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jody M. Walker